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May 3, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	DSP Group, Inc.
Definitive Proxy Statement on Schedule 14A filed by Starboard Value and Opportunity Master Fund Ltd et al.
Filed on April 23, 2013
File No. 001-35256

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 29, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following response on its behalf.  For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

General

1.
Please advise whether there are any material pre-existing relationships between Starboard and its nominees, in particular, Mr. Bornak and Mr. Taffee in consideration of their employment with SeaChange International, Inc. and Integrated Device Technology, Inc., respectively.  If so, please tell us how you intend to address this in your filings.

Starboard does not believe that there are any material pre-existing relationships between Starboard and its nominees, including Mr. Bornak and Mr. Taffee in consideration of their employment with SeaChange International, Inc. (“SeaChange”) and Integrated Device Technology, Inc. (“IDT”), respectively.

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May 3, 2013

On a supplemental basis, below please find additional information regarding Starboard’s contacts with Mr. Bornak and Mr. Taffee prior to this proxy solicitation.

Michael Bornak.  Starboard came to know Mr. Bornak in 2009 when he served as the Chief Financial Officer of Tollgrade Communications, Inc. (“Tollgrade”) and after three Starboard-nominated individuals were elected to Tollgrade’s board of directors at the annual meeting of shareholders in August 2009.  In January 2012, Mr. Bornak became the Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary of SeaChange, following the approval of his appointment to those positions by the full board of directors of SeaChange.  At that time, Starboard was an investor in SeaChange and Peter A. Feld, a Managing Member and Head of Research of Starboard Value LP, was serving on its board of directors.  Mr. Feld resigned from the board of directors of SeaChange in January 2013.

Norman P. Taffe.  Starboard came to know Mr. Taffe while Starboard was searching for potential candidates for appointment to the board of directors of IDT.  Mr. Taffe was appointed to the board of directors of IDT in October 2012 as an additional independent director candidate identified by IDT pursuant a settlement agreement, dated as of June 19, 2012, by and among IDT, Starboard Value LP and certain other parties thereto (the “IDT Settlement Agreement”).  The relevant provision of the IDT Settlement Agreement is included below:

“The Company shall work to identify an additional director candidate who will (i) qualify as ‘independent’ pursuant to NASDAQ listing standards and (ii) have relevant financial and business experience (the ‘Additional Appointee’); such candidate shall be reviewed in accordance with the Company’s corporate guidelines and the charter of the Nominating & Governance Committee and unanimously approved by the Nominating & Governance Committee for recommendation to the full Board for appointment or nomination, as applicable.”

Starboard is an investor in IDT and two Starboard-recommended individuals were appointed to IDT’s board of directors in accordance with the IDT Settlement Agreement, including Mr. Feld.

*     *     *     *     *

In connection with responding to the Staff’s comment, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Very truly yours,

/s/ Andrew M. Freedman

Andrew M. Freedman

Enclosure

cc:           Jeffrey C. Smith

ACKNOWLEDGMENT

In connection with responding to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated April 29, 2013 (the “Staff Letter”) relating to the Definitive Proxy Statement on Schedule 14A filed by the undersigned on April 23, 2013 (the “Filing”), each of the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Dated:  May 3, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Michael Bornak, Norman J. Rice, III, and Norman P. Taffe